

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

January 9, 2008

Via Mail and Fax

John T. Sentjens
Vice President, Finance
OSI Geospatial Inc.
300 – 340 March Road
Kanata, ON, Canada K2K 2E4

      RE: **OSI Geospatial Inc.**
                        Form 20-F For the Year Ended November 30, 2006
                        Form 6-K Filed April 17, 2007
                        File Number: 000-49944

Dear Mr. Sentjens:

        We have reviewed your response letter dated November 7, 2007 and have the following comments. We look forward to working with you in responding to these comments and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter. Please file your response to our comments via EDGAR, under the label "corresp," within 10 business days from the date of this letter.

Prior Comment Numbers 3, 7, and 10

Project 1

As background for Project 1, we note:

- That you announced on November 2, 2006 that you had been selected as the preferred bidder for a prime contract by the United Kingdom Ministry of Defense for the provision of warship identification systems (W-AIS). According to this announcement, the terms of the contract set out initial systems purchases totaling approximately US $6.2 million, a four-year support and maintenance program of approximately US $2.2 million, and a 26 year long-term support and maintenance program of approximately US $14.5 million.

- That you announced on November 28, 2006 that you signed the prime contract referred to above and that the W-AIS will be installed in platform Operations and Control Rooms and integrated into the Warship Electronic Chart Display and Information System located on the bridge of up to 77 naval ships.

- As disclosed in your 2006 Form 20-F, you recognized $5.8 million in revenue related to the November 28, 2006 contract in the fiscal year ended November 30, 2006, and that this contract constituted 24% of the fiscal year revenue. We have also determined from your response on page 19, paragraph (f), that this contract contributed to a significant amount of your gross profit for the year.

1.   On pages 6 and 11 of your response you state that the final installation phase of Project 1 is a separate element not accounted for under the percentage of completion method. Paragraph 7 of SOP 97-2 states that "if an arrangement to deliver software or a software system, either alone or together with other products or services, requires significant production, modification, or customization of software, the entire arrangement should be accounted for in conformity with Accounting Research Bulletin (ARB) No. 45, *Long-Term Construction-Type Contracts*, using the relevant guidance herein, and in SOP 81-1, *Accounting for Performance of Construction-Type and Certain Production-Type Contracts*." While we understand that paragraph 4(iii) and footnote 4 of EITF 00-21 clarifies that the guidance in EITF 00-21 should be applied to determine if deliverables within the scope of SOP 81-1 can be separated from deliverables that are not, we believe that the installation phase is a contract accounting element that cannot be separated. Paragraph 69 of SOP 97-2 states (underlined for emphasis):

> If the software that is included in the arrangement is not considered to be off-the-shelf software, or if significant modifications or additions to the off-the-shelf software are necessary to meet the customer's functionality, <u>no element of the arrangement would qualify for accounting as a service</u>, <u>and contract accounting should be applied to both the software and service elements of the arrangement</u>.

Please revise your accounting consistent with this comment or explain to us in detail why separate element accounting for the final installation phase is appropriate.

2.   Please provide us a comprehensive analysis fully explaining to us why you believe your installation services are not essential to the functionality of the W-AIS. Refer to paragraphs 68-71 of SOP 97-2. As part of your analysis, address each of the factors in paragraphs 70 and 71 of SOP 97-2. For example, identify the payment terms and analyze these terms, and identify any customer acceptance provisions and analyze these provisions.

3.   Please provide us the actual schedules and analysis you have used to establish VSOE of fair value for the 30 years of PCS. Your response on page 14 is too general to adequately support that you have appropriately established VSOE of fair value for PCS in accordance with paragraph 57 of SOP 97-2. As part of your response, tell us the PCS renewal rate in the contract underlying Project 1 as well as the renewal rates in the two contracts that you have referenced. In addition, for each of the two contracts that you have referenced, tell us (i) the dates they were signed, (ii) the products underlying them,

(iii) their total values, (iv) the terms of the initial PCS, and (v) the services included within the PCS.

4. We note the items you are required to provide under the four year support and maintenance program, as discussed in paragraph (b) on page 18 of your response. It appears that these are either (i) a requirement to deliver specified additional software products in the future, as contemplated by paragraph 39 of SOP 97-2, or (ii) an upgrade right for a specified upgrade/enhancement, as contemplated by paragraph 36 of SOP 97-2. Accordingly, please (i) provide us a detailed analysis of whether you consider these items to be a requirement to deliver a specified additional software product, a specified upgrade right, or neither, and (ii) explain to us in detail how your accounting is in compliance with paragraphs 36-38 or 40-41 of SOP 97-2, as applicable.

5. Please provide us documentation supporting your statements that you (i) were awarded the contract in April 2006 and (ii) delivered 95% of the value prior to November 28, 2006.

6. Please provide us a detailed and comprehensive analysis describing the customization of the W-AIS that took place between April 2006 and November 2006 to support your use of contract accounting. As part of your response, (i) identify the number of hours that were spent on Project 1 and provide us underlying supporting schedules, (ii) describe any alterations to the features and functionality of the software, (iii) identify any interface that was developed and describe its complexity, (iii) tell us whether any other vendor could have provided this customization service and provide support for your assertion, and (iv) describe the risk and acceptance criteria that related to these customization services and provide support for your response. Address any other relevant factors in paragraphs 70 and 71 of SOP 97-2.

7. We note from news articles that in 2007 SAAB TransponderTech announced that it will supply W-AIS to you as part of your contract with the U.K. Royal Navy and that you will be supplying your ECPINS. Please explain to us in detail how you were able to recognize revenue for the supply of W-AIS prior to November 30, 2006 when it appears that the company who is actually supplying the W-AIS was not awarded the subcontract until 2007.

Project 2

8. Please tell us the amount of revenue and expense, by element, that you have recognized in your fiscal 2006 financial statements related to Project 2.

9. You state on page 15 of your response that under Project 2 you are required to supply (i) off the shelf Windows-based COP software and (ii) develop a Linux version of the COP product. Your response is not entirely consistent with your October 10, 2006 press release which states that your subcontract includes (i) a Linux version of your current

COP product, (ii) testing, and (iii) support services. Please explain to us this apparent discrepancy.

10.   Please explain to us why it is appropriate to consider the two versions of your COP-IDS product separate elements, as discussed on page 15 of your response. Paragraph 7 of SOP 97-2 states that "if an arrangement to deliver software or a software system, either alone or together with other products or services, requires significant production, modification, or customization of software, the entire arrangement should be accounted for in conformity with Accounting Research Bulletin (ARB) No. 45, *Long-Term Construction-Type Contracts*, using the relevant guidance herein, and in SOP 81-1, *Accounting for Performance of Construction-Type and Certain Production-Type Contracts*." Also refer to the guidance in paragraph 82 of SOP 97-2 with regard to off-the-shelf software included in an arrangement accounted for under the percentage of completion method of accounting. Consequently, it does not appear appropriate to recognize any revenue upon delivery of the off-the-shelf version of your COP-IDS product.

Prior Comment Number 5

11.   Please explain to us and in your disclosure why it is impracticable for you to quantify revenue for your principal products as disclosed starting on page 15 of the Form 20-F for 2006. Based on your disclosures, it appears that the revenues from such products may be reported in more than one segment, and that reporting the revenue associated with each product would be useful information.

Prior Comment Number 6

12.   We note that revenue from non-customized ECPINS software and systems was 22% of total revenue for fiscal 2006. Please (i) describe for us the three largest customer contracts that comprise this amount, (ii) identify the elements that comprise each contract, (iii) quantify the amount of revenue attributable to each element, and (iv) explain to us how you accounted for each element, including the period in which revenue was recognized.

You may contact Doug Jones at 202-551-3309, or me at 202-551-3812, with any questions.

Sincerely,

Michael Fay
Branch Chief